CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
For the three and six months ended June 30, 2018 and 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION
(Expressed in thousands of United States dollars) - Unaudited

	Notes	June 30 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents	6	$69,744	$125,665
Trade and other receivables	7	42,758	39,617
Inventories	8	127,729	128,381
Other		6,526	5,412
		246,757	299,075
Non-current
Mineral interests, plant and equipment, net	9	2,679,021	2,616,789
Sales tax and other receivables		55,638	47,196
Restricted cash		4,106	5,124
Deferred tax asset		369	369
Goodwill	9a	112,085	112,085
		2,851,219	2,781,563
Total Assets		$3,097,976	$3,080,638

LIABILITIES
Current
Accounts payable and accrued liabilities	10	$115,602	$110,084
Lease obligations	12	3,713	6,146
Debt	11	—	35,000
Income tax payable		4,259	2,277
Reclamation provision	13	104	487
Other		1,836	1,836
		125,514	155,830
Non-current
Lease obligations	12	13	1,608
Revolving Debt	11	75,000	—
Reclamation provision	13	64,001	62,569
Deferred tax liability		223,029	230,184
Other		3,899	5,559
Total Liabilities		491,456	455,750
SHAREHOLDERS' EQUITY
Share capital	18e	2,792,238	2,788,234
Share-based payment reserve	18	20,132	20,090
Deficit		(205,850)	(183,436)
Total Shareholders' Equity		2,606,520	2,624,888
Total Liabilities and Shareholders' Equity		$3,097,976	$3,080,638
Contingencies (note 26)

APPROVED BY THE DIRECTORS

"James Voorhees"	"Dan Rovig"
James Voorhees	Dan Rovig
PRESIDENT AND CEO	LEAD INDEPENDENT DIRECTOR

See accompanying notes to the condensed interim consolidated financial statements	1
Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE (LOSS) INCOME
(Expressed in thousands of United States dollars, except per share and share information) - Unaudited

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2018	2017	2018	2017
Revenues	14, 22	$127,132	$209,576	$267,074	$460,622
Operating costs
Production costs	15, 22	69,654	92,206	147,334	189,595
Royalties	22	1,091	5,451	1,986	13,098
Care and maintenance	16, 22	8,057	—	18,408	—
Depreciation and depletion	22	35,053	37,634	72,073	79,475
Total operating costs		113,855	135,291	239,801	282,168
Mine operating earnings		13,277	74,285	27,273	178,454
Other operating expenses
Exploration		4,446	5,937	7,151	10,131
General and administrative	17	13,705	11,373	25,546	23,065
Total other operating expenses		18,151	17,310	32,697	33,196
(Loss) earnings from operations		(4,874)	56,975	(5,424)	145,258
Other (income) expense
Interest income		(27)	(161)	(166)	(275)
Interest expense	11	2,116	608	3,544	1,674
Foreign exchange loss		429	383	78	933
Other (income) expense		(676)	957	(130)	1,840
Total other expense		1,842	1,787	3,326	4,172
(Loss)/Earnings before income taxes		(6,716)	55,188	(8,750)	141,086
Tax expense
Current income tax expense	19	10,639	12,179	20,820	27,651
Deferred income tax (recovery) expense	19	(1,802)	9,522	(7,155)	5,252
(Loss) Earnings and total comprehensive income		$(15,553)	$33,487	$(22,415)	$108,183
(Loss) Earnings per share
Basic	20	$(0.05)	$0.11	$(0.07)	$0.35
Diluted	20	$(0.05)	$0.11	$(0.07)	$0.35
Weighted average shares outstanding
Basic	20	313,252,594	312,786,759	313,222,341	312,430,033
Diluted	20	313,252,594	312,869,386	313,222,341	312,510,497

See accompanying notes to the condensed interim consolidated financial statements	2
Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars) - Unaudited

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2018	2017	2018	2017
OPERATING ACTIVITIES
(Loss) earnings for the period		$(15,553)	$33,487	$(22,415)	$108,183
Adjustments for:
Interest expense		2,116	608	3,544	1,674
Income tax expense	19	8,837	21,701	13,665	32,903
Items not involving cash:
Depreciation and depletion		32,423	40,615	70,081	83,595
Loss on disposition of plant and equipment		87	290	192	622
Share-based payments	18	2,922	1,733	4,057	3,266
Unrealized foreign exchange loss		446	359	100	731
Accretion	13	564	653	1,127	1,322
Cash provided by operating activities before changes in working capital		31,842	99,446	70,351	232,296
Changes in working capital	21	(8,091)	16,062	(16,074)	(19,615)
Cash provided by operating activities		23,751	115,508	54,277	212,681
Income taxes paid		(5,550)	(19,440)	(13,929)	(38,035)
Net cash provided by operating activities		18,201	96,068	40,348	174,646
INVESTING ACTIVITIES
Mineral interests, plant and equipment additions		(74,400)	(63,445)	(130,565)	(111,573)
Net cash used in investing activities		(74,400)	(63,445)	(130,565)	(111,573)
FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		—	168	—	914
Dividends paid to shareholders		—	(15,519)	—	(30,293)
Loan origination fees and other		232	(114)	(3)	(229)
Interest paid		(1,663)	(494)	(2,856)	(1,446)
Payments on finance leases	12	(1,852)	(2,451)	(3,886)	(5,111)
Repayment of loans	11	—	—	(35,000)	—
Borrowings on revolving debt	11	75,000	—	75,000	—
Net cash provided by (used in) financing activities		71,717	(18,410)	33,255	(36,165)
Effect of exchange rates on cash and cash equivalents		594	1,026	1,041	360
Increase (decrease) in cash and cash equivalents		16,112	15,239	(55,921)	27,268
Cash and cash equivalents, beginning of period		53,632	175,397	125,665	163,368
Cash and cash equivalents, end of period	6	$69,744	$190,636	$69,744	$190,636
Supplemental cash flow information (note 21)

See accompanying notes to the condensed interim consolidated financial statements	3
Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except share information) - Unaudited

	Notes	Number of Shares	Share Capital	Share-Based Payment Reserves	Deficit	Total
At January 1, 2018		312,775,761	$2,788,234	$20,090	$(183,436)	$2,624,888
(Loss) and total comprehensive loss		—	—	—	$(22,415)	(22,415)
Shares issued under the Share Plan	18	460,925	4,004	(3,449)	1	556
Share-based payments	18	—	—	3,491	—	3,491
At June 30, 2018		313,236,686	$2,792,238	$20,132	$(205,850)	$2,606,520

	Notes	Number of Shares	Share Capital	Share-Based Payment Reserves	Deficit	Total
At January 1, 2017		311,362,031	$2,775,068	$18,629	$(221,543)	$2,572,154
Earnings and total comprehensive income		—	—	—	108,183	108,183
Shares issued under the Share Plan	18	290,750	3,837	(3,182)	—	655
Shares issued on exercise of stock options	18	112,136	1,340	(425)	—	915
Share-based payments	18	—	—	2,702	—	2,702
Dividends paid to shareholders		854,351	7,142	—	(37,435)	(30,293)
At June 30, 2017		312,619,268	2,787,387	17,724	(150,795)	2,654,316

See accompanying notes to the condensed interim consolidated financial statements	4
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except as otherwise stated) - Unaudited
Three and six months ended June 30, 2018 and 2017

1. OPERATIONS

Tahoe Resources Inc. ("Tahoe") was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed interim consolidated financial statements ("interim financial statements") include the accounts of Tahoe and its subsidiaries (together referred to as the "Company"). The Company's principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests in the Americas. As at June 30, 2018 the Company's Escobal mine continues to be on care and maintenance pending resolution of legal proceedings in Guatemala.

The Company's registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company's Board of Directors authorized issuance of these interim financial statements on August 1, 2018.

2. BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). As such, certain disclosures required by IFRS have been condensed or omitted. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2017 and 2016 ("consolidated financial statements"). The Company's interim results are not necessarily indicative of its results for a full year.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of measurement

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company's consolidated financial statements, except as described in note 4.

b) Currency of presentation

These interim financial statements are presented in United States dollars ("USD"), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c) Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the interim financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Condensed Interim Consolidated Financial Statements	5
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at June 30, 2018 are as follows:

Direct Parent Company	Location	Ownership Percentage	Mining Properties and Development Projects Owned
Minera San Rafael, S.A.	Guatemala	100%	Escobal mine
La Arena S.A.	Peru	100%	La Arena mine,
			La Arena II Project
Shahuindo S.A.C.	Peru	100%	Shahuindo mine
Lake Shore Gold Corp.	Canada	100%	Bell Creek mine,
		100%	Timmins West,
		100%	Thunder Creek,
		100%	144 Gap,
		100%	Fenn-Gib Project
		100%	Juby Project,
		79%	Whitney Project
Intercompany assets, liabilities, equity, income, expenses and cash flows arising from intercompany transactions are eliminated in full on consolidation.

4. CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a) Application of new or amended accounting standards effective January 1, 2018

i. New or amended standards adopted in the Company's consolidated financial statements.

The Company has adopted the following new or amended IFRS standards for the annual period beginning on January 1, 2018. The Company has determined there to be no material impact on its interim financial statements:

•IFRS 9 - Financial Instruments; and
•IFRS 15 - Revenue from Contracts with Customers
In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 is effective for annual periods beginning on or after January 1, 2018.
IFRS 9 provides a revised model for classification and measurement of financial assets, including a new “expected credit loss” impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.
The key requirements of IFRS 9 as they relate to the Company include the following:
•Subsequent to initial measurement at fair value, all recognized financial assets that are within the scope of IFRS 9 are required to be subsequently measured at amortized cost or fair value. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost in subsequent periods. Financial assets that have a business model whose objective is achieved by both collecting the contractual cash flows and selling financial assets are generally measured at fair value through other comprehensive income (“FVTOCI”). All other financial assets are measured at fair value through profit and loss (“FVTPL”) in subsequent accounting periods. In addition, on initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s FVTOCI, with only dividend income generally recognized in profit or loss. Transaction costs for financial assets held at FVTPL are expensed, for all other financial assets, they are recognized at fair value at initial measurement less any directly attributable transaction costs.
•Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance

Condensed Interim Consolidated Financial Statements	6
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited sheet subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and carried on the balance sheet at amortized cost.
•For the impairment of financial assets, IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.
Impacts of change in accounting policy
•None of the Company's classification of its financial instruments have changed significantly as a result of the adoption of the new standard under a retrospective basis without the restatement of the comparative period.
•The Company has assessed the impairment of its receivables using the expected credit loss model, and no material difference was noted, and no impairment has been recognized upon transition and at June 30, 2018.
•There are no transitional impacts regarding financial liabilities in regards to classification and measurement.
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue - Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018.
The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract‐based five‐step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.
Sales of concentrates are recognized and revenue is recorded at market prices following the transfer of control to the customer, provided that the Company has a present right to payment, has transferred physical possession of the asset to the customer, and the customer has the significant risks and rewards of ownership. The Company satisfies its performance obligations upon delivery of the concentrates. The Company’s concentrates are sold under a pricing arrangement where final prices are determined by quoted market prices in a period subsequent to the date of sale. Until prices are final, revenues are recorded based on forward commodity prices of metals for the expected period of final settlement. Also, subsequent variations in the final determination of the metal concentrate weight, assay and price are recognized as revenue adjustments as they occur until finalized.
Impact of change in accounting policy
The Company adopted IFRS 15 on a modified retrospective basis and has determined that there is no impact of the change in the accounting for revenue at the transition date or the three and six months ended June 30, 2018, specifically as the Company did not have any concentrate revenues receivable as the Escobal mine is on care and maintenance.
Significant judgments in applying accounting policies related to revenue recognition
Each contract with the customer outlines the terms of the sales of concentrates, including the delivery terms, customer acceptance, the timing of the transfer of the substantive risks and rewards of ownership to the customer, transfer of title, which are evaluated to determine when the customer obtains control of the concentrate. Significant judgements also include the determination of transaction price of each contract, which include the forward commodity price, concentrate weight, quantity, and assay.
b) Future accounting standards and interpretations

The following IFRS standards, and amendments to standards and interpretations, are not yet effective for the three and six months ended June 30, 2018, and have not been applied in preparing these interim financial statements.

The Company is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i. New or amended standards effective January 1, 2019 and thereafter.

IFRS 16 - Leases

Condensed Interim Consolidated Financial Statements	7
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

IFRS 16 was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. The new Standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is currently in process of evaluating the impact of IFRS 16 on its consolidated financial statements.
5. CRITICAL JUDGEMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three and six months ended June 30, 2018 are consistent with those applied and disclosed in note 5 of the consolidated financial statements, except as described in note 4. The Company's interim results are not necessarily indicative of its results for a full year.

6. CASH AND CASH EQUIVALENTS

	June 30, 2018	December 31, 2017
Cash	$69,744	$125,134
Cash equivalents	—	531
	$69,744	$125,665

7. TRADE AND OTHER RECEIVABLES

	June 30, 2018	December 31, 2017
Trade receivables	$6,092	$—
Sales tax receivable	31,377	28,138
Income tax receivable	3,985	10,005
Other	1,304	1,474
	42,758	39,617

8. INVENTORIES

	June 30, 2018	December 31, 2017
Supplies	$60,055	$57,195
Stockpile	21,345	23,029
Work in process	24,846	21,129
Finished goods	21,483	27,028
	$127,729	$128,381
The cost of inventories recognized as an expense for the three and six months ended June 30, 2018 was $104,707 and $219,407, respectively (three and six months ended June 30, 2017: $129,840 and $269,070, respectively) and is included in total operating costs.

Condensed Interim Consolidated Financial Statements	8
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

9. MINERAL INTERESTS

	Mineral Interests
	Depletable	Non- Depletable	Plant & Equipment	Total
Cost
Balance at January 1, 2018	$1,581,941	$668,863	$1,032,709	$3,283,513
Additions	22,167	21,365	93,695	137,227
Disposals	—	—	(2,530)	(2,530)
Transfers(1)	8,172	(8,172)	—	—
Change in reclamation provision	301	—	—	301
Balance at June 30, 2018	$1,612,581	$682,056	$1,123,874	$3,418,511
Accumulated depreciation and depletion
Balance at January 1, 2018	$(482,044)	$(2,049)	$(182,631)	$(666,724)
Depletion and depreciation	(49,932)	—	(25,163)	(75,095)
Disposals	—	—	2,329	2,329
Balance at June 30, 2018	$(531,976)	$(2,049)	$(205,465)	$(739,490)
Carrying amount at
June 30, 2018	$1,080,605	$680,007	$918,409	$2,679,021

	Mineral Interests
	Depletable	Non- Depletable	Plant & Equipment	Total
Cost
Balance at January 1, 2017	$1,524,323	$637,644	$899,513	$3,061,480
Additions	47,952	43,184	141,011	232,147
Disposals	—	—	(8,204)	(8,204)
Transfers(2)	13,013	(13,402)	389	—
Change in reclamation provision	(3,347)	1,437	—	(1,910)
Balance at December 31, 2017	$1,581,941	$668,863	$1,032,709	$3,283,513
Accumulated depreciation and depletion
Balance at January 1, 2017	$(365,248)	$—	$(139,279)	$(504,527)
Depletion and depreciation	(116,796)	(2,049)	(50,491)	(169,336)
Disposals	—	—	7,139	7,139
Balance at December 31, 2017	$(482,044)	$(2,049)	$(182,631)	$(666,724)
Carrying amount at
December 31, 2017	$1,099,897	$666,814	$850,078	$2,616,789

(1)
The updated resource statements published in January 2018 reflect an increase to the depletable base at the Shahuindo mine of 152,923 ounces. These ounces were transferred from non-depletable to depletable mineral interests.

(2)
The updated resource statements published in January 2017 reflect an increase to the depletable base at the Timmins West mine of 72,904 ounces. These ounces were transferred from non-depletable to depletable mineral interests.

Condensed Interim Consolidated Financial Statements	9
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

A summary by segment of the net carrying amount of mineral interests is as follows:

	Mineral Interests
	Depletable	Non-Depletable(1)	Plant & Equipment	June 30, 2018	December 31, 2017
Escobal	$487,293	$27,266	$260,564	$775,123	$776,365
La Arena	1,089	219,155	199,150	419,394	433,177
Shahuindo	288,722	50,480	243,330	582,532	527,825
Timmins mines	303,501	383,106	215,365	901,972	879,422
	$1,080,605	$680,007	$918,409	$2,679,021	$2,616,789
(1)      Non-depletable mineral interests include exploration and evaluation projects and land.

On July 5, 2017 the Company received notice of a temporary suspension of the Escobal mining license, in response to which the Company immediately commenced legal actions to restore its license. Given the current temporary nature of the suspension, the restoration of the license and the ongoing legal appeals, the Company determined that the Escobal assets were not impaired at December 31, 2017. During Q2 2018 there were no other events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company's assets. The Company will continue to evaluate whether there has been any impairment to Escobal assets as developments relating to the suspension of the Escobal mining license and mining operations occur.

a) Goodwill

Goodwill typically arises on the Company's business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.
The carrying amount of goodwill has been allocated to the following cash generating units ("CGUs") and is included in the respective operating segment assets:

	La Arena Phase II(1)	Timmins Exploration Potential(2)	Total
January 1, 2017	$57,468	$54,617	$112,085
Additions	—	—	—
December 31, 2017	$57,468	$54,617	$112,085
Additions	—	—	—
June 30, 2018	$57,468	$54,617	$112,085

(1)	The La Arena Phase II CGU is included in the La Arena operating segment in non-depletable mineral interests.

(2)
The allocation of goodwill associated with the acquisition of Lake Shore Gold was finalized during 2016 and was allocated 100% to the Timmins Exploration Potential CGU which is included in the Timmins mines operating segment in non-depletable mineral interests.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2018	December 31, 2017
Trade payables	$61,073	$49,487
Accrued trade and other payables	23,237	25,685
Royalties	14,257	16,000
Accrued payroll and related benefits	17,035	18,912
	$115,602	$110,084

Condensed Interim Consolidated Financial Statements	10
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

11. DEBT

	2018	2017
Balance at January 1, 2018 and 2017	$35,000	$35,000
Borrowings/additions	75,000	—
Repayments	(35,000)	—
Ending balance at June 30, 2018 and December 31, 2017	$75,000	$35,000
The Company's debt facilities contain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other entity.

Revolving credit facility

On February 20, 2018 the Company announced the closing of its Second Amended and Restated Revolving Facility with its bank syndicate for a $175 million revolving credit facility plus a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. The Second Amended and Restated Revolving Facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal mine.

The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%.

As at June 30, 2018, the Company has drawn $75 million on the Second Amended and Restated Revolving Facility and continues to have access to the remaining $100 million and $25 million accordion feature. The Company was in compliance with all covenants at June 30, 2018.

12. LEASE OBLIGATIONS

	2018	2017
Balance at January 1, 2018 and 2017	$7,754	$15,946
Payments	(3,886)	(9,456)
Accrued interest	111	451
Foreign exchange (gain) loss	(253)	813
Ending balance at June 30, 2018 and December 31, 2017	$3,726	$7,754

	June 30, 2018	December 31, 2017
Current portion	$3,713	$6,146
Non-current portion	13	1,608
	$3,726	$7,754

Condensed Interim Consolidated Financial Statements	11
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

13. RECLAMATION PROVISION

	2018	2017
Balance at January 1, 2018 and 2017	$63,056	$64,219
Accretion expense	1,125	2,640
Revisions in estimates and obligations	(76)	(3,803)
Ending balance at June 30, 2018 and December 31, 2017	$64,105	$63,056

	June 30, 2018	December 31, 2017
Current portion(1)	$104	$487
Non-current portion	64,001	62,569
	$64,105	$63,056

(1)
As at the period ended June 30, 2018, the Company estimates that it will incur reclamation costs on the Whitney Project in the following twelve months. As a result, a portion of the reclamation provision has been reclassified to current liabilities.

The Company's environmental permits require that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the undiscounted cash flows related to the future reclamation obligations arising from its activities to June 30, 2018 to be $93,338 which is unchanged from December 31, 2017.

In determining the discount rate to be used in the calculations of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place. The discount rates used in the calculations were between 4.00% and 6.00%.

There were no changes in the three months ended June 30, 2018 to the partial guarantees for the closure obligations of the Shahuindo and Timmins mines. The letter of credit remained at $13,297 for La Arena and $10,390 for Shahuindo and the bond remained at $9,495 for the Timmins mines.
14. REVENUES

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Silver	$573	$63,407	$1,229	$164,688
Gold	126,559	137,445	265,852	277,197
Lead	—	3,007	(7)	6,766
Zinc	—	5,717	—	11,971
	$127,132	$209,576	$267,074	$460,622

a) Concentrate revenues

The Company has contracts with a number of customers for its concentrate sales. Revenues reflect final settlements which can be positive or negative. For the three and six months ended June 30, 2018, the Company had no concentrate revenues (2017: $73,417 and $186,523, respectively).
The concentrate revenues by customer for the three and six months ended June 30, 2018 and 2017 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Customer 1	—%	40%	—%	40%
Customer 2	—%	24%	—%	25%
Customer 3	—%	20%	—%	19%
Customer 4	—%	14%	—%	13%
Other customers	—%	2%	—%	3%
Total concentrate revenues	—%	100%	—%	100%

Condensed Interim Consolidated Financial Statements	12
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

b) Doré revenues

The Company has contracts with customers for its doré sales. The Company's top three doré customers account for 99% and 86% of doré revenues for the three and six months ended June 30, 2018, respectively, (three and six months ended June 30, 2017: three customers accounted for 90% and 91% of doré revenues, respectively). For the three and six months ended June 30, 2018, doré sales comprised 100% of total gold sales (three and six months ended June 30, 2017: 99% and 98%, respectively). The doré revenues by customer for the three and six months ended June 30, 2018 and 2017 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Customer 1	38%	42%	42%	42%
Customer 2	43%	23%	29%	29%
Customer 3	18%	25%	15%	20%
Other customers	1%	10%	14%	9%
Total doré revenues	100%	100%	100%	100%
The Company has determined that the loss of any single customer or curtailment of purchases by any one customer would not have a material adverse effect on the Company's financial performance, financial condition and cash flows due to the nature of the refined metals market.
15. PRODUCTION COSTS

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Raw materials and consumables	$27,847	$39,229	$54,904	$85,870
Salaries and benefits	21,208	24,415	44,158	49,038
Contractors and outside services	22,755	26,232	42,469	50,513
Other expenses	898	5,578	2,699	8,584
Changes in inventory	(3,054)	(3,248)	3,104	(4,410)
	$69,654	$92,206	$147,334	$189,595

16. CARE AND MAINTENANCE

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Raw materials and consumables	$881	$—	$1,491	$—
Salaries and benefits	4,173	—	9,495	—
Contractors and outside services	2,740	—	6,779	—
Other expenses	263	—	643	—
	$8,057	$—	$18,408	$—

17. GENERAL AND ADMINISTRATIVE EXPENSES

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2018	2017	2018	2017
Salaries and benefits		$6,211	$5,560	$12,488	$10,246
Share-based payments	18	2,921	1,720	4,047	3,290
Consulting and professional fees		1,831	1,296	3,901	2,642
Administrative and other		2,742	2,797	5,110	6,887
		$13,705	$11,373	$25,546	$23,065

Condensed Interim Consolidated Financial Statements	13
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

18. SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company's equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company's share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options, the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition of Rio Alto and the Lake Shore Gold replacement options issued on April 1, 2016 upon completion of the acquisition of Lake Shore Gold (collectively, the "Share Options"), as well as Deferred Share Awards ("DSAs"), Restricted Share Awards ("RSAs"), Performance Share Awards ("PSAs"), and Share Appreciation Rights ("SARs")(collectively with the Share Options, referred to as the "Share Plan").

At June 30, 2018, the Company has the following share-based payment arrangements:

a)     Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company's shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors and vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD of Share Options outstanding at June 30, 2018 and December 31, 2017 are as follows:

	Weighted average exercise price	Number of Share Options
Outstanding at January 1, 2017	$14.55	3,211,745
Granted	9.91	1,407,000
Exercised	10.82	(112,136)
Forfeited	13.68	(307,000)
Expired	17.37	(332,584)
Outstanding at December 31, 2017	$12.79	3,867,025
Granted	6.65	472,800
Forfeited	13.12	(127,433)
Expired	16.36	(426,000)
Outstanding at June 30, 2018	$11.61	3,786,392
The following table summarizes information about Share Options outstanding and exercisable at June 30, 2018 (exercise range and prices in CAD):

Exercise price range	Outstanding	Weighted average exercise price	Weighted average remaining life (years)	Exercisable	Weighted average exercise price	Weighted average remaining life (years)
2.80-9.67	708,770	$7.00	3.86	163,970	$7.99	0.56
9.68-10.59	1,104,000	$10.00	3.70	510,000	$10.00	3.70
10.60-12.56	992,000	$12.35	2.73	709,667	$12.37	2.70
12.57-15.74	836,622	$15.34	1.86	803,622	$15.42	1.80
15.75-23.37	145,000	$19.91	2.02	82,000	$20.10	1.13
2.80-23.37	3,786,392	$11.61	3.00	2,269,259	$12.88	2.40
During the three and six months ended June 30, 2018, the Company recorded $840 and $1,491 of share based compensation expense relating to Share Options in general and administrative expenses (three and six months ended June 30, 2017: $623 and $1,446).

Condensed Interim Consolidated Financial Statements	14
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

b)     DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as "Share Awards") to be issued to directors, key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.     DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general, however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the "general DSA vesting terms"). During the three and six months ended June 30, 2018, the Company recorded $583 and $1,058 of share based compensation expense relating to DSAs in general and administrative expenses (three and six months ended June 30, 2017: $442 and $1,190).

The number of DSAs outstanding at June 30, 2018 and December 31, 2017 is as follows:

Outstanding at January 1, 2017	463,000
Granted	195,000
Shares issued	(215,000)
Cancelled/forfeited	(26,000)
Outstanding at December 31, 2017	417,000
Granted	272,010
Shares issued	(238,000)
Outstanding at June 30, 2018	451,010

ii.     RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at June 30, 2018 and December 31, 2017.

The Company granted 285,975 RSAs during the three and six months ended June 30, 2018 for total share based compensation expense of $1,453 (three and six months ended June 30, 2017: 72,000 and 75,750 RSAs were granted and $620 and $655 expense recorded).

c)     PSAs

The Share Plan permits Performance Share Awards (“PSAs”) to be issued to employees, Executive Officers and consultants of the Company. Non-employee Directors are not eligible to participate in or receive awards pursuant to the PSA Plan. All PSA's are settled through the issuance of shares upon vesting.

The PSAs are expected to cliff-vest three years from the date of grant (the “Entitlement Date”), except for any grants made in 2018, which vest 50% after year two and 50% after year three. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

During the three and six months ended June 30, 2018, the Company recorded $45 of share based compensation expense relating to PSAs in general and administrative expenses (three and six months ended June 30, 2017: nil). PSA's are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant.

The number of PSAs outstanding at June 30, 2018 and December 31, 2017 is as follows:

Outstanding at December 31, 2017	—
Granted	471,800
Outstanding at June 30, 2018	471,800

Condensed Interim Consolidated Financial Statements	15
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

d)     Inputs for measurement of fair values

The grant date fair values (CAD) of Share Options are measured using the Black-Scholes Model and are denominated in CAD.

There were 472,800 Share Options granted during the three and six months ended June 30, 2018 (three and six months ended June 30, 2017: 15,000 and 1,320,000).

The weighted average inputs used and grant date fair values (CAD) of Share Options granted during the three and six months ended June 30, 2018 and 2017 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Share price	$6.57	$11.06	$6.57	$9.68
Exercise price	$6.65	$11.16	$6.65	$9.39
Expected volatility(1)	59%	51%	59%	51%
Expected life (years)	3.50	3.50	3.50	3.50
Expected dividend yield	—%	2.80%	—%	3.32%
Risk-free interest rate	2.03%	0.81%	2.03%	1.06%
Forfeiture rate	7.67%	6.94%	7.67%	7.10%
Fair value	$2.86	$3.51	$2.86	$2.77

(1)	The expected volatility assumption is based on the historical volatility of the Company's Canadian dollar common shares on the Toronto Stock Exchange.

e)     Authorized share capital

The Company's authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;

•	Common shares are without special rights or restrictions attached;

•	Common shares have voting rights;

•	Common shareholders are entitled to receive dividend payments; and

•	Common shareholders are entitled to elect to reinvest their dividend payments through the Company's dividend reinvestment program.
At June 30, 2018, there were 313,236,686 common shares of the Company issued and outstanding (December 31, 2017: 312,775,761).

Condensed Interim Consolidated Financial Statements	16
Tahoe Resources Inc.

19. INCOME TAX EXPENSE

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(Loss) Earnings before income taxes	$(6,716)	$55,188	$(8,750)	$141,086
Statutory tax rate	27.00%	26.00%	27.00%	26.00%
Income tax (recovery) expense	$(1,813)	$14,349	$(2,362)	$36,682
Reconciling items:
Difference between statutory and foreign tax rates	4,030	(1,032)	8,501	(5,852)
Non-deductible share-based payments	196	1,160	668	1,395
Impact of foreign exchange on deferred income tax assets and liabilities	2,446	2,607	1,710	(4,361)
Non-deductible expenses	142	4,400	378	4,842
Change in unrecognized deferred tax assets	1,272	217	2,206	197
Other	2,564	—	2,564	—
Income tax expense	$8,837	$21,701	$13,665	$32,903

20. EARNINGS (LOSS) PER SHARE

	Three Months Ended June 30, 2018			Three Months Ended June 30, 2017
	(Loss)	Weighted average shares outstanding	(Loss) per share	Earnings	Weighted average shares outstanding	Earnings per share
Basic EPS(1)	$(15,553)	313,252,594	$(0.05)	$33,487	312,786,759	$0.11
Dilutive securities:
Share options	—	—	—	—	82,627	—
Diluted EPS	$(15,553)	313,252,594	$(0.05)	$33,487	312,869,386	$0.11

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 451,010 DSAs (three months ended June 30, 2017: 417,000 DSAs).

For the three months ended June 30, 2018, 3,786,392 Shares Options and 451,010 DSAs were outstanding of which 3,751,032 and nil, respectively were anti-dilutive (three months ended June 30, 2017: 4,113,475 Share Options and 417,000 DSAs outstanding, of which 2,675,635 and nil, respectively were anti-dilutive) because the underlying exercise prices exceeded the average market price for the three months ended June 30, 2018 of CAD$6.50 (three months ended June 30, 2017: CAD$11.71).

	Six Months Ended June 30, 2018			Six Months Ended June 30, 2017
	(Loss)	Weighted average shares outstanding	(Loss) per share	Earnings	Weighted average shares outstanding	Earnings per share
Basic EPS(1)	$(22,415)	313,222,341	$(0.07)	$108,183	312,430,033	$0.35
Dilutive securities:
Share options	—	—	—	—	80,464	—
Diluted EPS	$(22,415)	313,222,341	$(0.07)	$108,183	312,510,497	$0.35

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 451,010 DSAs (six months ended June 30, 2017: 417,000 DSAs).

For the six months ended June 30, 2018, 3,786,392 Shares Options and 451,010 DSAs were outstanding of which 3,762,732 and nil, respectively were anti-dilutive (six months ended June 30, 2017: 4,113,475 Share Options and 417,000 DSAs outstanding, of which 2,675,635 and nil, respectively were anti-dilutive) because the underlying exercise prices exceeded

See accompanying notes to the condensed interim consolidated financial statements	17
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited the average market price for the six months ended June 30, 2018 of CAD$6.14 (three months ended June 30, 2017: CAD$11.71).

21. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Trade and other receivables	$2,121	$7,928	$(9,192)	$7,667
Inventories	(1,025)	(5,134)	(1,565)	(3,142)
Other current assets	(3,207)	2,231	(1,110)	641
Other non-current assets	(6,389)	(4,141)	(7,424)	(9,411)
Accounts payable and accrued liabilities, and other non- current liabilities	409	15,178	3,217	(15,370)
Changes in working capital	$(8,091)	$16,062	$(16,074)	$(19,615)

22. SEGMENTED INFORMATION

All of the Company's operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of global corporate policies and standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities.
The operating, exploration and financial results of individual operating segments are reviewed by the Company's executive management. As a group, the executive management of the Company is considered to be the chief operating decision maker ("CODM") in order to make decisions about the allocation of resources and to assess their performance. The CODM determined that for review, an operating segment must be one whose principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests.
There has been no change to the Company's reportable operating segments during the three and six months ended June 30, 2018.
Escobal care and maintenance costs, which comprise the cost of maintaining the Escobal mine during the temporary shut down and include environmental costs, salaries and legal fees form a component of total operating costs.

Condensed Interim Consolidated Financial Statements	18
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

Significant information relating to the Company's operating segments as at June 30, 2018 and for the three and six months ended June 30, 2018 is summarized as follows:

	June 30, 2018(1)
	Escobal(2)	La Arena	Shahuindo	Timmins mines	Total
Mineral interests and plant and equipment	$775,122	$419,395	$582,532	$901,972	$2,679,021
Goodwill	—	57,468	—	54,617	112,085
Total assets	890,455	532,119	678,027	997,375	3,097,976
Total liabilities(3)	$67,885	$71,887	$(447,876)	$(183,352)	$(491,456)

	Three Months Ended June 30, 2018(1)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$—	$48,241	$28,150	$50,741	$127,132
Production costs	—	23,134	15,919	30,601	69,654
Royalties	(17)	—	—	1,108	1,091
Care and Maintenance(4)	8,057	—	—	—	8,057
Depreciation and depletion	992	13,365	4,461	16,235	35,053
Mine operating earnings	(9,032)	11,742	7,770	2,797	13,277
Capital expenditures	$206	$8,686	$40,722	$26,888	$76,502

	Six Months Ended June 30, 2018(1)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$(7)	$112,707	$53,274	$101,100	$267,074
Production costs	—	52,299	30,514	64,521	147,334
Royalties	—	—	—	1,986	1,986
Care and Maintenance(4)	18,408	—	—	—	18,408
Depreciation and depletion	1,752	27,771	10,319	32,231	72,073
Mine operating earnings	(20,167)	32,637	12,441	2,362	27,273
Capital expenditures	$1,670	$14,887	$66,057	$54,380	$136,994

(1)	Balances presented are before intercompany transaction eliminations.

(2)	Escobal segment includes corporate and other.

(3)	Includes intercompany payables and receivables to reconcile to the total liabilities on the statement of financial position.

(4)
Due to the suspension of mining operations following the suspension of the Escobal mining license in the beginning of the third quarter of 2017 care and maintenance costs, which comprise the cost of maintaining the Escobal mine and include environmental costs, salaries and legal fees have been incurred.

Significant information relating to the Company's reportable operating segments as at December 31, 2017 and for the three and six months ended June 30, 2017 is summarized as follows:

	December 31, 2017(1)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Mineral interests and plant and equipment	$776,364	$433,178	$527,826	$879,421	$2,616,789
Goodwill	—	57,468	—	54,617	112,085
Total assets	906,434	573,566	621,985	978,653	3,080,638
Total liabilities (2)	$81,208	$160,979	$(539,512)	$(158,425)	$(455,750)

Condensed Interim Consolidated Financial Statements	19
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

	Three Months Ended June 30, 2017(1)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$73,416	$56,741	$25,801	$53,618	$209,576
Production costs	23,739	28,793	13,831	25,843	92,206
Royalties	4,179	—	—	1,272	5,451
Depreciation and depletion	14,451	4,979	3,871	14,333	37,634
Mine operating earnings	31,047	22,969	8,099	12,170	74,285
Capital expenditures	$9,147	$6,428	$16,712	$31,357	$63,644

	Six Months Ended June 30, 2017(1)
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$186,523	$115,775	$45,250	$113,074	$460,622
Production costs	56,535	54,400	25,122	53,538	189,595
Royalties	10,267	—	—	2,831	13,098
Depreciation and depletion	29,052	10,947	9,975	29,501	79,475
Mine operating earnings	90,669	50,428	10,153	27,204	178,454
Capital expenditures	$19,062	$12,319	$25,031	$55,772	$112,184

(1)	Balances presented are before intercompany transaction eliminations.

(2)	Includes intercompany payables and receivables to reconcile to the total liabilities on the statement of financial position

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•	Cash and cash equivalents, restricted cash, trade and other receivables, and other financial assets are classified as loans and receivables and are measured at amortized cost;

•	Trade and other receivables which are subject to provisional pricing adjustments and investments are measured at fair value through profit and loss; and

•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.
Fair value ("FV") estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.
Level 1 - inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Condensed Interim Consolidated Financial Statements	20
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited

At June 30, 2018 and December 31, 2017, the levels in the FV hierarchy into which the Company's financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	June 30, 2018			December 31, 2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$47	$—	$—	$320	$—	$—
Trade receivables	—	6,092	—	—	—	—
	$47	$6,092	$—	$320	$—	$—

(1)	Investments are included in other current assets.
The carrying value of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.
There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2018.
24. FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a) Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables, sales tax receivable and cash and cash equivalents.

There has been no significant change to the Company's exposure to credit risk since December 31, 2017 and the Company deems this risk to be minimal.

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. To further mitigate this risk, the Company has the Second Amended and Restated Revolving Credit Facility in place in the amount of $175 million (note 11).

Other than the repayment of $35 million in debt and the draw of $75 million of the Second Amended and Restated Revolving Facility, there have been no significant changes to the Company’s undiscounted commitments during the three and six months ended June 30, 2018. The Company's deems exposure to liquidity risk to be minimal.

c) Market Risk

The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i. Foreign Exchange Risk

The Company is exposed to foreign exchange or currency risk on balances that are denominated in a currency other than the USD. These include cash and cash equivalents, sales tax receivable, accounts payable and accrued liabilities and taxes payable.

There has been no significant change to the Company's exposure to foreign exchange risk since December 31, 2017 and the Company deems this risk to be at an acceptable level.

ii. Interest Rate Risk

Interest rate risk is the risk that the Company's future cash flows and fair values will fluctuate as a result of changes in market interest rates. At June 30, 2018, the Company's interest-bearing financial instruments are related to cash and cash equivalents, the Second Amended and Restated Revolving Facility and finance

Condensed Interim Consolidated Financial Statements	21
Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(expressed in 000's of USD, except as otherwise stated) - Unaudited leases. $75 million has been drawn on the Second Amended and Restated Revolving Facility and interest expenses of $382 have been accrued for the three and six months ended June 30, 2018 (note 11).

The Company deems this interest rate risk to be minimal.

iii. Price Risk

Price risk is the risk that the fair value of the Company's financial instruments will fluctuate due to changes in market prices.

The Company has not entered into any hedging contracts. There has been no significant change to the Company's exposure to price risk since December 31, 2017 and the Company deems this risk to be at an acceptable level.
25. CAPITAL MANAGEMENT

The Company's strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position.

The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Second Amended and Restated Revolving Facility and finance leases.

	Notes	June 30, 2018	December 31, 2017
Shareholders' equity		$2,606,520	$2,624,888
Debt	11	—	35,000
Revolving debt	11	75,000	—
Lease obligations	12	3,726	7,754
		2,685,246	2,667,642
Cash and cash equivalents	6	(69,744)	(125,665)
Restricted cash		(4,106)	(5,124)
		$2,611,396	$2,536,853

The Company's overall capital management strategy remains unchanged from the year ended December 31, 2017.

26. CONTINGENCIES

Due to the complexity and nature of the Company's operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. There were no significant changes to the Company's contingencies as disclosed in note 27 of its audited consolidated financial statements for the year ended December 31, 2017.

Condensed Interim Consolidated Financial Statements	22
Tahoe Resources Inc.